[LEBOEUF, LAMB, GREENE & MACRAE LLP LETTERHEAD]

VIA EDGAR AND FACSIMILE


                                                                  August 1, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-8010

                  Re:  RAM Holdings Ltd.
                       Registration Statement on Form S-4
                       (File No. 333-144151)

Ladies and Gentlemen:

          We are writing on behalf of our client RAM Holdings Ltd. (the "Company"). Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the Company hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 so that it will become effective at 10:00 a.m. Eastern time on August 3, 2007 or as soon thereafter as is practicable.

          The Company confirms that it is aware of its responsibilities under the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the above-captioned registration statement, and acknowledges the following:

     1. should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
August 1, 2007
Page 2


          It would be appreciated if the Commission's staff would contact the undersigned at (212) 424-8072 upon the Registration Statement becoming effective.

                                          Very truly yours,

                                          LeBoeuf, Lamb, Greene & MacRae LLP

                                          By: /s/ Sheri E. Bloomberg